UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 21, 2008

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices) (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address) (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

At 4:20 p.m. (EDT) today, Ashland Inc.'s Chairman and Chief Executive Officer, James J. O'Brien, is scheduled to speak at the Goldman Sachs Basic Materials Conference 2008 in New York City. A copy of the supporting materials for this presentation is attached hereto as Exhibit 99.1, and incorporated herein by reference. The supporting materials provide summary information and are to be considered in the context of Ashland's filings with the Securities and Exchange Commission and other public announcements.

Ashland is furnishing this information pursuant to the SEC's Regulation FD. By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits
99.1	Presentation slides dated May 21, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ASHLAND INC.
(Registrant)

May 21, 2008

/s/ J. Marvin Quin
J. Marvin Quin
Senior Vice President
and Chief Financial Officer

EXHIBIT INDEX

99.1	Presentation slides dated May 21, 2008.

Goldman Sachs Basic Materials Conference

James J. O'Brien

Chairman and Chief Executive Officer

May 21, 2008

Forward-Looking Statements

This presentation contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, with respect to Ashland's operating performance. These estimates are based upon a number of assumptions, including those mentioned within this presentation. Such estimates are also based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters).

Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. This forward-looking information may prove to be inaccurate and actual results may differ significantly from those anticipated if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized or if other unexpected conditions or events occur.

Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2007. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation.

ASHLAND

Ashland Today

- Fiscal 2008 YTD* Financial Results
  - Sales & Operating Revenue = $4.0 billion
  - Operating Income = $98 million

ASHLAND

- Ashland Performance Materials
- Ashland Distribution
- Valvoline
- Ashland Water Technologies

* For the six months ended March 31, 2008.

Fiscal 2008 YTD*

Revenue and Operating Income

Sales & Operating Revenue


Water Technologies
11%
Performance Materials
19%
Ashland Distribution
51%
Valvoline
19%

Operating Income


Water Technologies
3%
Ashland Distribution
20%
Performance Materials
32%
Valvoline
45%

* For the six months ended March 31, 2008. Sales & Operating Revenue includes intersegment sales. Operating income excludes Unallocated and Other.

ASHLAND

Revenue by Region



Fiscal 2006
Fiscal 2008 YTD*
Asia/Pacific
Other
Europe
16%
3%
2%
North
America
79%
5%
3%
Europe
22%
North
America
70%

* For the six months ended March 31, 2008.

ASHLAND.

Performance Materials

Business Description

- Composite Polymers - Global manufacturer of unsaturated polyester resins, vinyl ester resins and gelcoats for use in composites
- Casting Solutions - A leading worldwide provider of foundry binder resins, chemicals, sleeves, filters and design solutions
- Specialty Polymers and Adhesives - A producer of high-performance, pressure-sensitive and structural adhesives and specialty resins

Fiscal 2008 YTD* Revenue by Market (percent)



100
90
80
70
60
50
40
30
20
10
0
Packaging & Converting
Marine
Residential Housing
Infrastructure
Transportation
Industrial Construction

* For the six months ended March 31, 2008.

ASHLAND.

Performance Materials

Fiscal 2008 YTD*

- Sales & Operating Revenue: $769 million
- Operating Income: $31 million
- Operating Income Percent: 4.0%

Strategy

- Cost structure efficiency
- Premium product emphasis
- Growth through expanding new technology into existing markets
- Growth through increasing global reach of existing technology

Fiscal 2008 YTD* Revenue by Region



Europe
34%
North
America
50%
Asia/Pacific - 8%
Other - 8%

* For the six months ended March 31, 2008.

Distribution

Business Description

- Leading North American distributor of packaged and bulk chemicals, plastics and composite materials; provider of comprehensive waste-management solutions
- Major plastics distributor in Europe
- Approximately 85 percent of revenue generated in North America

Fiscal 2008 YTD* Revenue by Market (percent)



100
90
80
70
60
50
40
30
20
10
0
Other
Marine
Personal Care
Medical
Retail Consumer
Chemical Mfg
Paint & Coatings
Transportation
Building & Construction

* For the six months ended March 31, 2008.

ASHLAND

Distribution

Fiscal 2008 YTD*

- Sales & Operating Revenue: $2.1 billion
- Operating Income: $19 million
- Operating Income Percent: 0.9%

Strategy

- Operational excellence through systems and process improvements
- Customer focus
- Responsible growth in targeted markets, products and geographies

Fiscal 2008 YTD* Revenue by Product Line


Environmental Services/ Other - 2%
Composites 11%
Plastics 42%
Chemicals 45%

* For the six months ended March 31, 2008.

Valvoline

Business Description

- Do-It-For-Me - Branded and non-branded lubricant and car-care products for the automotive service industry
- Valvoline Instant Oil Change® - Company-owned and franchised oil-change and related-service stores
- Do-It-Yourself - Branded lubricants and appearance products for the retail market
- International - Valvoline products sold outside North America

Fiscal 2008 YTD* Revenue by Channel



Do-It-For-Me
30%
Valvoline Instant Oil Change
11%
International
22%
Do-It-Yourself
34%
Specialty/ Other - 3%

* For the six months ended March 31, 2008. ® Registered trademark, Ashland.

ASHLAND.

Valvoline

Fiscal 2008 YTD*

- Sales & Operating Revenue: $781 million
- Operating Income: $44 million
- Operating Income Percent: 5.6%

Strategy

- Premium business focus
- Optimize business models
- Growth through new technology development
- Increase global reach

Fiscal 2008 YTD* Revenue by Product Line



Lubricants
82%
Chemicals 6%
3%
3%
6%
Appearance
Filters
Antifreeze

* For the six months ended March 31, 2008.

Water Technologies

Business Description

- Major supplier of chemicals and services for utility water treatment, including boiler water, cooling water, fuel and waste water
- Major supplier and global producer of process water treatments for municipal, mining and pulp/paper processing
- A leading worldwide provider of technical products and shipboard services for the merchant marine and cruise ship industry

Fiscal 2008 YTD* Revenue by Segment



E&PS
42%
Industrial
42%
Marine
16%

* For the six months ended March 31, 2008.

ASHLAND

Water Technologies

Fiscal 2008 YTD*

- Sales & Operating Revenue: $423 million
- Operating Income: $3 million
- Operating Income Percent: 0.7%

Strategy

- Fix operating issues
- Improve pricing process
- Reduce cost structure
- Improve supply chain
- Align rewards and metrics

Fiscal 2008 YTD* Revenue by Region



Europe 48%
Asia / Pacific 16%
Other - 5%
North America 31%

* For the six months ended March 31, 2008.

ASHLAND

Cost structure efficiency

(in millions)	Run Rate			
Savings* by Function		**2008**		**2009**
Sales, marketing, technical and administrative	$	7	$	13
Freight		2		12
Manufacturing and warehousing		5		15
Total	**$**	**14**	**$**	**40**
Savings* by Business (in millions)		**2008**		**2009**
Performance Materials	$	8	$	15
Water Technologies		4		12
Distribution		1		9
Valvoline		1		4
Total	**$**	**14**	**$**	**40**

* Estimated.

ASHLAND.

Financial Priorities/Strategic Initiatives

- Focus on price management
- Working capital/cash flow
  - Generated $141 million operating cash flow YTD*
    - Net of capital expenditures
  - Cash inflow from operating-segment trade working capital** of $11 million YTD*
    - Cash outflow of $229 million during same period of fiscal 2007
    - Target working capital reduction of approximately 1 percent of sales versus 2007
- Capital redeployment

* For the six months ended March 31, 2008. ** Operating-segment trade working capital includes accounts receivable, inventory excluding LIFO reserve, and trade and other payables, net.

ASHLAND

Investment Highlights

- Net cash position provides options
- Cost structure efficiency
  - Performance Materials
  - Water Technologies
- Focus on cash generation

ASHLAND

Questions?